Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Brobe International, Inc.
5008 Burleson Rd
Austin, TX 78744
https://www.thebrobe.com

Up to $1,234,999.95 in Common Stock at $1.15
Minimum Target Amount: $9,999.25

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Brobe International, Inc.
Address: 5008 Burleson Rd, Austin, TX 78744
State of Incorporation: DE
Date Incorporated: July 11, 2011

Terms:

Equity

Offering Minimum: $9,999.25 | 8,695 shares of Common Stock
Offering Maximum: $1,234,999.95 | 1,073,913 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.15
Minimum Investment Amount (per investor): $149.50

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

<u>Investment Incentives & Bonuses</u>*

Time-Based:

Platinum Early Birds (Friends and Family)

Invest $150 within the first two weeks and receive 20% bonus shares

Gold Super Early Bird Bonus

Invest $300 within the first month and receive 15% bonus shares

Silver Early Bird Bonus

Invest $500 within the first six weeks and receive an 10% bonus shares

Amount-Based:

Stack Owners Bonus- Extra 10% shares added

$250+ | Start Engine Owners Bonus

$500+ | Mention on website, newsletter access + 5% off all products

$1,000+ | Mention on website, newsletter access, + 10% off all products

$2500+ | Mention on website, newsletter access, + 30% off all products

$5,000+ | Mention on website, newsletter access, + 40% off all products + 5% bonus share

$10,000+ | Mention on website, newsletter access, + 50% off all products + 10% bonus share + time with founder (calls, dinner)

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Brobe will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.15 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $115. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Overview

Surgery recovery is a painful, uncomfortable, and dehumanizing experience. There are both physical and emotional issues that come after having major surgery. Some include pain and physical trauma. Tubing, drains, and bandages for weeks. Extreme discomfort, unable to sit, lie down, or stand comfortably. Most people feel a loss of independence, unable to shower or dress themselves and the loss of a body part (breast, testicles, limbs) contributes to one's sense of self.

Brobe International, Inc. ("Brobe" or the "Company") l provides functional and fashionable clothing designed specifically to help women, men, and children recovering from major surgeries. In the US alone, there are 40-50 million major surgeries every year. Most patients do not have specialized clothing that helps them recover physically & independently.

Source: https://www.ncbi.nlm.nih.gov/pmc/articles/PMC7388795/

Business Model

Our current business model is primarily focused on selling direct to consumer (DTC) on our website (thebrobe.com) and Amazon. We reach our online customers primarily via targeted ads on Google & Amazon as well as building our organic & social traffic. Moving forward, we plan to expand into more B2B2C markets through online retailers, International distribution, medical distributors, and healthcare systems.

While Brobe started out focusing on women recovering from breast cancer surgeries, on March 1, 2022, Brobe branched out to all other major surgeries (e.g. cosmetic breast surgeries, tummy tuck, BBL, open heart surgeries, etc.). New products already make up ~30% of Brobe's online business. As we learn more about our new surgery customers, we'll adapt our go-to-market strategies accordingly to reach more of them.

Corporate Structure

Brobe International was initially organized as Brobe International, L.L.C., a Texas limited liability company on July 11, 2011, and converted to a Delaware corporation on July 23, 2018.

Competitors and Industry

Competitors

There are several brands that specialize in adaptive clothing, but we believe there's an empty space in post-surgical garments. This gap is filled by Brobe. Some of our direct competitors are Rebound Wear that provides more athletic apparel and Gownies which started out focusing on Maternity gowns but now sells mastectomy wear as well. We believe they also directly knocked off our design and only sell to women.

The main difference in our products is the quality. Our fabric is a luxurious modal cotton with some spandex. It washes well time after time and will not shrink or fade. Gownies is a much lighter weight fabric, a bit see-through for some of the lighter colors and shrinks after one wash. It is not as well constructed as the Recovery Robe. They also do not sell any accessories such as bras, pillows, belts, etc. We currently carry all of these products and have created easy bundles for each surgery. I have also been told that their customer service is not reliable or helpful.

Industry

The adaptive clothing industry, which by definition is clothing designed for the disabled, the elderly, and post surgical, is the new up-and-coming trend. Brands like Nike and Tommy Hilfiger are now tapping into this market of fashion meets function. While the industry has grown over the last few years with more brands designing products for those with disabilities, hardly anyone is focusing on this "white space" of post-surgical wear and all of the adaptive clothing is still considered an untapped market. Brands such as Care+ Wear, AnaOno, and Heal in Comfort would be considered "indirect competitors" because while they are CPG companies in the adaptive clothing space each brand markets to only one market from just breast cancer patients, the elderly, or the disabled. None of them focus on post-surgical as a whole for men, women, and children like Brobe. According to PR Newswire, in 2017 the adaptive clothing market was at $278.9 Billion and is predicted to reach over $409 Billion by 2027. Brobe falls under the CPG umbrella however, we are expanding into more B2B sales to medical distributors, hospitals, and large retail chains.

Source: https://www.prnewswire.com/news-releases/adaptive-clothing-market-worth-us-408-76-bn-by-end-of-2027--says-coherent-market-insights-301431657.html

When Brobe founder Allison Schickel decided to create a functional yet feminine robe for women with breast cancer she spent over a year doing the market research on what exactly was available for women. What she found was drab, overpriced, outdated garments. She realized that for years these manufacturers of said products seemed to be focused on the SICKNESS of the patient. She wanted to focus on the WELLNESS of the patient and went head first into creating and bringing awareness for a product that most people didn't realize they even needed. As Richard Branson said, "a trailblazer is realizing a trend before its a trend."

Current Stage and Roadmap

Current Stage

Brobe has been in business for approximately 11 years. We provide products designed specifically to help people recovering from major surgeries. We sell primarily through our website (thebrobe.com) and Amazon, and to a lesser extent, via our wholesale channel to plastic surgeons. Historically, our product gross margins have been 75%+ and our total gross margins have been 60%+. We have proven the need for our products and believe now is the time to grow our team, expand into other countries and bring our product lines to help more people recover gracefully after major surgery.

Brobe has 7 patents issued in US, UK, and Germany with 1 pending in the US for the Superhero Robe. Founder, Allison Schickel owns all patents.

Future Roadmap

Brobe has a proven track record. We have created products that we know people and businesses are looking for. We have bootstrapped the business and as a result, our main constraints (e.g. marketing efforts, PR, and inventory) are mostly tied to capital, not demand.

Having established ~30% of our Website sales coming from non-breast cancer-related surgeries, now is the time to scale. We intend to do so by expanding into other countries and creating more products that our broadening customer base is asking for. We will continue to sell D2C between our online store and Amazon. We will also sell within the B2B market to more hospitals, plastic surgery centers, major retailers and medical distributors domestically and internationally.

We are a company that is increasingly relevant in today's aging world by designing inclusive garments and accessories for major surgeries. We are time-tested year over year with supply never being able to meet the demand 100% of the time. We have proven product market fit which shows in our Amazon and Google rating that has consistently been 4.9 stars. We have deep expertise and passion for our business and our customers. Most importantly, we listen to our customers and develop products they are asking for. Brobe has brought to market tangible products that will actually help patients and/ or a loved one.

Cancer, cosmetic surgery, pediatric cancer, organ transplants, and open heart surgery are not a fad or a trend. Surgery is a necessity for some and is the difference between life and death. Our vision and what success means to us is to help as many people facing the trauma of having a part of their body removed or replaced. Surgery can make people feel untethered, vulnerable, and helpless. We are here to change that.

With funding, we aim to:

1. Build out our team, specifically in growth marketing & ops

2. Build out supply chain resiliency to limit out-of-stock

3. Invest & scale marketing/PR to grow B2C and B2B revenue

4. Invest in new products to unlock new surgery markets

5. Invest in new B2B2C distribution channels (e.g. wholesale,surgery centers, medical distributors, international)

The Team

Officers and Directors

Name: Cynthia Allison Jenkins-Schickel

Cynthia Allison Jenkins-Schickel's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Founder and Chief Executive Officer (CEO)
  Dates of Service: January, 2013 - Present
  Responsibilities: Since the inception of Brobe, I have designed all of the products, formed partnerships with factories, established the B2B side of the business, and oversee the D2C side. I also manage all financial decisions that pertain to the company. Allison receives an annual salary of $70,000 and holds 5,750,000 shares of Common Stock.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Minority Holder; Securities with Voting Rights
The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

The Convertible Promissory Notes have no rights to vote until the date of maturity
The Convertible Promissory Notes have no voting rights. This means you are trusting in management discretion. You will also hold these non-voting securities as a minority holder. Therefore, you will have no say in the day-to-day operation of the Company and must trust the management of the Company to make good business decisions that grow your investment. Holders of our outstanding Preferred Stock have liquidation preferences over holders of Common Stock, including the Common Stock being offered in this offering. This liquidation preferences is paid if the amount a holder of Preferred Stock would receive under the liquidation preference in greater

than the amount such holder would have received if such holder's shares of Preferred Stock had been converted to Common Stock immediately prior to the liquidation event. If a liquidation event, including a sale of our company, were to occur then first all creditors and Preferred Stockholder of the Company will be paid out. If there is any cash remaining, then the Common stockholders will be paid.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns 12 trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Regulation
The medical adaptive clothing industry is heavily regulated, and companies must comply with various standards and regulations to maintain their competitive advantage.

Reimbursement
Reimbursement policies and coverage for medical adaptive clothing can vary widely from one country to another, and even from one insurer to another within the same country, which can impact the market demand for such products.

Research and Development
Research and development costs can be high in the medical adaptive clothing industry, as companies are continually striving to improve their products and create new and innovative products.

Consumer Awareness
Consumer awareness about medical adaptive clothing can be low, which can limit demand for these products.

Technological advancements
Technological advancements can disrupt the market, with new and innovative

products being developed that could displace existing products.

Dependence on Key Suppliers
The medical adaptive clothing industry relies heavily on a few key suppliers for raw materials and components, which can create supply chain risks.

Economic Downturns
Economic downturns can impact consumer demand for medical adaptive clothing, as individuals may prioritize other expenses during tough economic times.

Supplier Risk
Our suppliers of fabric, cut and sew, etc. always have the risk of not being able to keep up with demand. Fortunately, that has never been an issue in the past eight (8) years of working with our suppliers. In addition, there are many other factories all over the world that can provide products for us.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Cynthia Allison Jenkins-Schickel	5,750,000	Common Stock	86.9%

The Company's Securities

The Company has authorized Common Stock, and Keep It Simple Security (KISS). As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,073,913 of Common Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 6,616,664 outstanding.

Voting Rights

1 vote per share.

Material Rights

The total number of shares outstanding on a fully diluted basis is 6,616,664 shares, which includes 5,750,000 shares of Common Stock, 116,664 shares to be issued pursuant to outstanding warrants, 280,000 shares to be issued pursuant to stock options issued, and 470,000 shares to be issued pursuant to stock options, reserved but unissued.

Keep It Simple Security (KISS)

The security will convert into Preferred stock and the terms of the Keep It Simple Security (KISS) are outlined below:

Amount outstanding: $357,550.00
Maturity Date: October 21, 2020
Interest Rate: 0.0%
Discount Rate: 20.0%
Valuation Cap: $3,000,000.00
Conversion Trigger: Next Equity Financing - Upon the closing of the Next Equity Financing, this KISS will be automatically converted into that number of Conversion Shares equal to the quotient obtained by dividing the Purchase Price by the Conversion Price. At least five (5) days prior to the closing of the Next Equity

Financing, the Company shall notify the Investor in writing of the terms under which the Preferred Stock of the Company will be sold in such financing. The issuance of Conversion Shares pursuant to the conversion of this KISS shall be upon and subject to the same terms and conditions applicable to the Preferred Stock sold in the Next Equity Financing (or the Shadow Series, as applicable).

Material Rights

During the periods ending December 31, 2020, and 2021, the Company entered into numerous KISS agreements (Keep It Simple Security) with third parties totaling $357,550.

The KISS agreements bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event at a 20% discount. Each agreement is subject to a valuation cap. The valuation caps of the agreements entered were $3M. The agreements had a maturity date of 18 months after the agreement was executed.

What it means to be a minority holder

As a minority holder of Brobe International of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** SAFE
  Final amount sold: $357,550.00
  Use of proceeds: operations
  Date: May 22, 2020
  Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

<u>Revenue</u>

Revenue for fiscal year 2020 was $439,618 compared to $468,383 in fiscal year 2021.

In late 2021, we had little to no inventory due to supply chain issues. This was at the height of supply chain issues across the world. Our largest inventory order was stuck on the water for four (4) months causing us to sell through what we had and make very little in sales. We received our inventory in late December 2021 and as a result, the 2022 numbers that we had our highest month ever in March/April 2022.

Cost of Sales

Cost of Sales for fiscal year 2020 was $170,707 compared to $166,893 in fiscal year 2021.

We continued to spend roughly the same amount on our inventory but given the circumstances with the supply chain in late 2021, we did not receive some of it until later in 2021 and the beginning of 2022.

Gross Profits

Gross profits for fiscal year 2020 were $268,911 compared to $301,489 in fiscal year 2021.

Our gross margins have consistently been between 63-78% across all of our products. Our Gross profit was still slightly higher from 2020-2021.

Expenses

Expenses for fiscal year 2020 were $221,612 compared to $306,669 in fiscal year 2021.

When Covid started in March 2020, we cut down on all additional expenses such as marketing and staff. Our CEO cut her salary down to $35,000 because we were so unsure what would happen in the coming months. With all the cuts of course, our expenses are lower in 2020 than in 2021 when we started hiring again and even though being very lean with expenses we gradually started to increase over the year.

Historical results and cash flows:

The Company is currently in the growth stage and revenue-generating. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because of financial backing. Past cash was primarily generated through online sales via Amazon and the website, small equity investments, and profit from sales. Our goal is to continue the growth online but also start selling into the B2B side through medical distributors, hospitals, and major retail chains.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of January 2023, the Company has capital resources available in the form of a line of credit for $40,000 from Frost Bank.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital

resources available?)

We believe the funds of this campaign are critical to our company operations. These funds are required to support inventory and new products, invest and scale marketing and PR spending to help meet revenue goals, and build our team.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary for the viability of the Company. Of the total funds that our Company has, 50% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for approximately 2 years. This is based on a current monthly burn rate of $23,000 for expenses related to office space, salary, inventory, and marketing.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for approximately 5 years. This is based on a current monthly burn rate of $40,000 for expenses related to inventory, salaries, marketing, PR, and office supplies.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has not contemplated additional future sources of capital.

Indebtedness

- **Creditor:** SBA loan agreement
  Amount Owed: $75,000.00
  Interest Rate: 9.25%
  The Company entered into an SBA loan agreement in the amount of $200,000 in 2017. The loan accrues interest at 9.25% and has a maturity date in 2024. The balance of the loan was $148,382 as of December 31st, 2021.

- **Creditor:** Equipment Financing Agreement
  Amount Owed: $90,684.00
  Interest Rate: 15.99%
  The Company entered into an equipment financing agreement. The loan accrued interest at 15.99% and has a maturity date in 2033. The balance of the loan was $90,684 as of December 31st, 2021.

- **Creditor:** Paypal loan
  Amount Owed: $1,000.00
  Interest Rate: 0.0%
  the Company entered into a Paypal loan totaling $22,000. The loan requires a repayment amount of 30% of the outstanding balance for which each repayment will be made in each period. The loan has a flat fee of $3,178. The Company agreed to pay the lender the minimum payment of $1,258 every 90 days beginning at the end of the agreement cancellation and ending when the total payment amount has been delivered to the lender. The minimum payment is due in each 90-day period that the account remains open, irrespective of the amount paid in any previous 90-day period. The balance of the loan was $19,009 as of December 31st, 2021.

- **Creditor:** Keep It Simple Security (KISS)
  Amount Owed: $357,550.00
  Interest Rate: 0.0%
  Keep It Simple Security (KISS) - During the periods ending December 31, 2020 and 2021, the Company entered into numerous KISS agreements (Keep It Simple Security) with third parties totaling $357,550. The KISS agreements bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event at a 20% discount. Each agreement is subject to a valuation cap. The valuation caps of the agreements entered were $3M. The agreements had a maturity date of 18 months after the agreement was executed.

Related Party Transactions

- **Name of Entity:** Cynthia Allison Jenkins-Schickel
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: Loans
  Material Terms: A family member of the CEO has loaned the Company various amounts throughout the periods under review. The loan does not accrue interest and is due on demand. The balance of the loan was $1,660 as of December 31st, 2021. The Company loaned the CEO various funds since inception. The loan does not include interest and is due on demand. The balance of the loan was $123,265 as of December 31st, 2021.

Valuation

Pre-Money Valuation: $7,609,163.60

Valuation Details:

The pre-money valuation was completed based on a combination of current yearly revenue, patents, trademarks, and potential market assessment based on similar public companies and their valuation models. We have seven patents issued within the US, UK, and Germany and one pending in the US., in addition to our other intellectual property (IP) which includes a trademark. When we combine our IP with conservative market estimates along with our financial model, we arrived at our pre-money valuation.

To estimate the market size, we utilized publicly available data for our target markets in the United States consisting of people receiving major surgery annually in the United States. Each year there are 40-50 Million major surgeries. In 2021 there were 332 million people in the US, 44 million of these individuals are within our target market range. That's a total addressable market of approximately $4.5B. 11M adjacent related surgeries and over 1M medical and cosmetic breast surgeries are performed each year.

Brobe has generated over $2.7 million in sales with annual revenue consistently being $400k net annually. Brobe is in an interesting space that not a lot of companies are in. We looked at FIGS, a company that sells mainly online and within retail locations. They sell medical scrubs with various accessories within the medical community. FIGS went public in 2021. In comparison to FIGS, their revenue in 2020 before going public was $263M. When they went public in 2021 their valuation was at $4.57B with a 17% multiple. We took that same multiple and combined our patents, trademark and first-to-market brand recognition along with average annual revenue to the valuation of approximately $7.6M.

The total number of shares outstanding on a fully diluted basis is 6,616,664 shares, which includes 5,750,000 shares of Common Stock, 116,664 shares to be issued pursuant to outstanding warrants, 280,000 shares to be issued pursuant to stock options issued, and 470,000 shares to be issued pursuant to stock options, reserved but unissued.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $357,550 in Keep It Simple Security (KISS) outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

The Company set its valuation internally without a formal-third party.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.25 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *StartEngine Premium Fees*
  94.5%
  StartEngine Premium Fees

If we raise the over allotment amount of $1,234,999.95, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Inventory*
  35.0%
  Invest in new products (e.g. compression binders, etc.) as well as order our current products at a larger volume to keep up with demand

- *Company Employment*
  25.0%
  Build out team, specifically a CMO, growth marketer, and inside sales rep

- *Marketing*
  20.0%
  Invest and scale marketing and PR spend to help meet revenue goals

- *Working Capital*
  14.5%
  These funds will be used for everything on a day-to-day operations for the business.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.thebrobe.com (https://thebrobe.com/).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/brobe

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Brobe International, Inc.

[See attached]

Brobe International (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2020 & 2021

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Brobe International

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2020 & 2021 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
December 13, 2022

Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2021	2020
ASSETS		
Current Assets		
Cash and Cash Equivalents	31,913	58,802
Accounts Receivable	973	2,858
Loans Receivable - Related Party	123,265	114,956
Inventory	276,183	250,219
Total Current Assets	432,333	426,834
Non-current Assets		
Laptops, and Furniture and Fixtures, net of Accumulated Depreciation	9,061	6,556
Intangible Assets: Origination Fees, Trademark and Legal, net of Accumulated Depreciation	35,364	23,045
Security Deposits	2,278	2,278
Deferred Tax Asset	-	16,554
Total Non-Current Assets	46,704	48,433
TOTAL ASSETS	479,037	475,268
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	6,967	17,928
Notes Payable - Related Party	1,660	4,760
Short Term Debt	109,692	21,419
Total Current Liabilities	118,320	44,107
Long-term Liabilities		
Line of Credit	-	29,896
Convertible Notes	357,550	357,550
Notes Payable	148,382	145,738
Total Long-Term Liabilities	505,932	533,184
TOTAL LIABILITIES	624,252	577,290
EQUITY		
Accumulated Deficit	(145,215)	(102,023)
Total Equity	(145,215)	(102,023)
TOTAL LIABILITIES AND EQUITY	479,037	475,267

Statement of Operations

	Year Ended December 31,	
	2021	2020
Revenue	468,383	439,618
Cost of Revenue	166,893	170,707
Gross Profit	301,489	268,911
Operating Expenses		
Advertising and Marketing	131,198	87,131
General and Administrative	157,258	116,591
Rent and Lease	18,000	17,890
Total Operating Expenses	306,456	221,612
Operating Income (loss)	(4,967)	47,299
Other Income		
Interest Income	-	-
Other	-	14,804
Total Other Income	-	14,804
Other Expense		
Interest Expense	21,666	14,170
Other	5	-
Total Other Expense	21,672	14,170
Income Before Tax Expense/(Benefit)	(26,638)	47,934
Provision for Income Tax	16,554	8,334
Net Income (loss)	(43,192)	39,599

Statement of Cash Flows

	Year Ended December 31,	
	2021	2020
OPERATING ACTIVITIES		
Net Income (Loss)	(43,192)	39,599
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Payable	(13,917)	(7,462)
Inventory	(25,964)	(2,641)
Accounts Receivable	1,885	(1,212)
Taxes Payable	2,956	2,090
Deferred Tax Asset	16,554	8,334
Other	-	(1,435)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(18,486)	(2,325)
Net Cash provided by (used in) Operating Activities	(61,678)	37,274
INVESTING ACTIVITIES		
Origination Fees	(14,824)	(4,573)
Loans Receivable - Related Party	(8,309)	(7,573)
Security Deposit	-	1,472
Net Cash provided by (used by) Investing Activities	(23,134)	(10,674)
FINANCING ACTIVITIES		
Convertible Notes	-	47,500
Notes Payable	90,919	(36,736)
Notes Payable - Related Party	(3,100)	(4,225)
Line of Credit	(29,896)	18,496
Net Cash provided by (used in) Financing Activities	57,923	25,035
Cash at the beginning of period	58,802	7,167
Net Cash increase (decrease) for period	(26,889)	51,634
Cash at end of period	31,913	58,802

Statement of Changes in Shareholder Equity

	Common Stock				
	# of Shares Amount	$ Amount	APIC	Accumulated Deficit	Total Shareholder Equity
Beginning Balance at 1/1/2020	6,104,000	-	-	(141,622)	(141,622)
Net Income (Loss)	-	-	-	39,599	39,599
Ending Balance 12/31/2020	6,104,000	-	-	(102,023)	(102,023)
Net Income (Loss)	-	-	-	(43,192)	(43,192)
Ending Balance 12/31/2021	6,104,000	-	-	(145,215)	(145,215)

Brobe International
Notes to the Unaudited Financial Statements
December 31st, 2021
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Brobe International ("the Company") was incorporated in Delaware on December 16th, 2016. The Company offers functional and fashionable adaptive clothing for men, women, and children recovering from major surgeries. In the US alone, there are 40-50 million major surgeries every year providing adaptive clothing that is high quality & functional. No more dangling drain tubes or skin irritation from taping them to the body. The Company has accomplished this by creating inclusive, durable, and fashionable products and accessories for post-op patients. Most patients do not have specialized clothing that helps them recover physically & independently.

The Company will conduct a crowdfunding campaign under regulation CF in 2022 and 2023 for growth.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company's primary performance obligation is the delivery of products. Revenue is recognized at the time of shipment, net of estimated returns. Coincident with revenue recognition, the Company establishes a liability for expected returns and records an asset (and corresponding adjustment to cost of sales) for its right to recover products from customers on settling the refund liability.

Other Income

Other income of $14,804 primarily consists of grant income and an income tax refund

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2021.

A summary of the Company's property and equipment is below.

Property Type	**Useful Life in Years**	**Cost**	**Accumulated Depreciation**	**Disposals**	**Book Value as of 12/31/21**
Laptops	5	3,128	1,754	-	1,374
Furniture and Fixtures	5	8,733	1,045	-	7,688
Grand Total	**-**	**11,861**	**2,799**	**-**	**9,061**

A summary of the Company's intangibles is below.

Property Type	Useful Life in Years	Cost	Accumulated Amortization	Disposals	Book Value as of 12/31/21
Originations Fees	1-10	27,856	2,628	-	25,228
Trademark and Legal	15	11,192	1,056	-	10,136
Grand Total	**-**	**39,048**	**3,684**	**-**	**35,364**

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Inventory

The Company had an inventory balance of $276,183 as of December 31st, 2021.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity based compensation

The Company did not have any equity-based compensation as of December 31st, 2021.

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions are the United States and Texas. The Company's primary deferred tax assets are its net operating loss (NOL) and contribution carryforwards. A full valuation allowance was recorded against the deferred tax assets due to the uncertainty of future positive taxable income to utilize the future deductions.

The tax effects of temporary differences and carryforwards that give rise to significant portions of deferred tax assets and liabilities consist of the following:

	2021	2020
Deferred tax assets:		
Charitable Contributions	337	1,146
Net operating loss carryforwards	25,223	15,408
Less: Valuation allowance	(25,560)	-
Net deferred tax asset (liability)	(0)	16,554

The provisions for income taxes consist of the following components:

	2021	2020
Current	-	
Change in Deferred Benefit	16,554	8,334
Total Provision for Expense/(Benefit)	16,554	8,334

The provision for federal income taxes differs from that computed by applying federal statutory rates to income before federal income tax expense, as indicated in the following analysis:

	2021	2020
Income (Loss) before federal income tax expense	(26,638)	47,934
Federal statutory income tax at 21%	(5,594)	10,066
Non-deductible Travel and Entertainment	-	417
Non-Taxable Income	(8,862)	(432)
Non-Deductible Officer Life Insurance	1,318	-
Change in Valuation Allowance	25,560	
Other	4,132	(1,717)
Provision for Income Tax	16,554	8,335

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

A family member of the CEO has loaned the Company various amounts throughout the periods under review. The loan does not accrue interest and is due on demand. The balance of the loan was $1,660 as of December 31st, 2021.

The Company loaned the CEO various funds since inception. The loan does not include interest and is due on demand. The balance of the loan was $123,265 as of December 31st, 2021.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – DEBT

The Company entered into an SBA loan agreement in the amount of $200,000 in 2017. The loan accrues interest at 9.25% and has a maturity date in 2024. The balance of the loan was $148,382 as of December 31st, 2021.

The Company entered into an equipment financing agreement. The loan accrued interest at 15.99% and has a maturity date in 2033. The balance of the loan was $90,684 as of December 31st, 2021.

the Company entered into a Paypal loan totaling $22,000. The loan requires a repayment amount of 30% of the outstanding balance for which each repayment will be made in each period. The loan has a flat fee of $3,178. The Company agreed to pay the lender the minimum payment of $1,258 every 90 days beginning at the end of the agreement cancellation and ending when the total payment amount has been delivered to the lender. The minimum payment is due in each 90-day period that the account remains open, irrespective of the amount paid in any previous 90-day period. The balance of the loan was $19,009 as of December 31st, 2021.

Keep It Simple Security (KISS) - During the periods ending December 31, 2020 and 2021, the Company entered into numerous KISS agreements (Keep It Simple Security) with third parties totaling $357,550. The KISS agreements bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event at a 20% discount. Each agreement is subject to a valuation cap. The valuation caps of the agreements entered were $3M. The agreements had a maturity date of 18 months after the agreement was executed.

See Note 3 – Related Party Transactions for details of related party loan.

Debt Principal Maturities 5 Years Subsequent to 2021

Year	Amount
2022	435,237
2023	57,018
2024	57,018
2025	7,557
2026	7,557
Thereafter	52,898

NOTE 6 – EQUITY

The Company has authorized 10,000,000 of common shares with a par value of $0.0001 per share. 6,104,000 shares were issued and outstanding as of 2021.

Voting: Common stockholders are entitled to one vote per share

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2021 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through December 13, 2022, the date these financial statements were available to be issued.

The Company entered into a loan with an initial draw of $23,000. The loan accrues interest of 9.99% and matures in 2023.

The Company entered into a Line of Credit agreement for $15,000. The line of credit accrues interest of 8.99% The line of credit was renewed for 12 months in 2022.

The Company entered into a Shopify loan in the amount of $29,000. The loan requires repayments equaling 12% of daily sales until fully repaid with an upfront fee of $2,300.

A family member of the CEO has loaned the Company an additional $50,000. The loan does not accrue interest and is due on demand.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses, incurred negative working capital and cash flows from operations, and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions. The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

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INVEST IN BROBE TODAY!

Surgery Sucks. We Make it Suck Less.

Brobe is a women-owned company offering functional and fashionable adaptive clothing for men, women, and children, recovering from major surgeries, with $2.7 million in global sale...
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Invest Now

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


brobe
Surgery Sucks.
We Make It Suck Less.

$9,279.19 Raised

OVERVIEW | ABOUT | TERMS | REWARDS | DISCUSSION | INVESTING FAQS

REASONS TO INVEST

Brobe's functional and fashionable post-surgery apparel has reached over 50,000 customers and garnered sales of $2.7M. Brobe products have stellar reviews of 4.5+ stars on both Google and Amazon.

The adaptive clothing market, which is clothing designed for the disabled, the elderly, and post-surgical wear, was valued at $278.9 Billion in 2021 and is predicted to reach over $409 Billion by 2027. There are 40-50 million major surgeries annually in the United States alone, equaling over 100,000 surgical procedures a day. Several brands specialize in adaptive clothing, but there is an empty space in post-surgical garments. Brobe is here to fill that gap. Brobe products support recovery from ALL major surgeries, benefiting the patients undergoing them.*

The Brobe line of products has 7 patents in the U.S., UK, and Germany, demonstrating the novelty and ingenuity of our products. Brobe has worked with renowned organizations like Susan G Komen, Livestrong, The Breast Cancer Research Center, Cooks Children's Hospital, and Dell Children's Hospital. Brobe has also won numerous awards including recognition from The Tory Burch Foundation, and Kendra Scott, for its exceptional product design and positive social impact. There is no consumer price limit on making a person you love feel better after major surgery.

*Information from PR Newswire & The National Library of Medicine (Source | Source)

Invest Now
$1.15 Per Share

RAISED	INVESTORS
$9,279.19	32
MIN INVEST	**VALUATION**
$149.50	$7.61M

THE PITCH

At Brobe, we create functional, high quality, and fashionable adaptive clothing to assist men, women, and children, recovering from major surgeries with comfort and dignity. Our products solve a wide variety of post-operative issues such as maintaining surgical drains, holding ice packs, and making showering independently, possible.

Brobe has 11 years of B2C experience, 7 patents, $2.7 million in sales, over 50,000 happy customers, and numerous social impact awards. Now, we are expanding our reach significantly into B2B business.

OVERVIEW

The Go-To Apparel For Surgery Recovery


The Only Brand for Surgery Recovery
Brobe offers functional and fashionable adaptive clothing for men, women, and children recovering from major surgeries.
• mastectomy/lumpectomy
• breast reconstruction
• breast reduction
• breast augmentation
• breast implant removal
• liposuction
• tummy tuck
• organ transplants
• open heart surgery
• pediatric illness

In 2011, Allison Schickel was on a girls' trip, laughing with her friends about the Bra+Robe combo she had sewn together to make getting ready for work easier. They jokingly, but aptly, named it "The Brobe." The following year, Allison's friend, Wendy, was diagnosed with Stage III Breast Cancer, and the Brobe took on a whole new purpose. After hearing about Wendy's dehumanizing experience – managing incredible physical and emotional pain from loss of her breasts, juggling post-surgical drains as she struggled to complete basic tasks like taking a shower, and covering up her post-surgical body with the poor quality "gown" the hospital had given her – Allison decided to take the Brobe to the next level.


Her breast Cancer Battle Inspired the Brobe 9 15 22
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THE PROBLEM & OUR SOLUTION

Ditch the Tape and Safety Pins For Something BETTER!

Imagine you just left the hospital after major surgery. You are in pain, you have limited mobility, and you have as many as nine drain tubes funneling the fluid from your surgical wounds into receptacles tied to your limbs, which require emptying, and care, every few hours. How would you walk around? Take a shower? Sleep? It's a harrowing experience, especially for Brobe's original customers: women undergoing the fight of their lives against breast cancer.

PHYSICAL PAIN

- Pain and physical trauma from surgery
- Tubing, drains and bandage for weeks
- Extreme discomfort, unable to sit, lie down or stand comfortably





EMOTIONAL PAIN

- Loss of independence, unable to shower, dress or drive without help
- Loss of body parts that contribute to your sense of self (breasts, testicles, limbs, etc.)



Brobe International, Inc. is named after the product that started it all: **The Brobe**, a "bra" and "robe" combination, replete with pockets for ice packs, prosthetics, drains, and more. Designed for women recovering from breast surgery, but applicable and used for a broad spectrum of surgeries, the Brobe is easy to put on by yourself, fully supports swollen breasts, and discreetly carries all your post-surgical drains, ice, and heat packs, and personal items, so you can focus on healing instead of constantly removing and then re-taping drains to your body, and dreading the next time you need to move, or your next bathroom break.


Designed for comfortable and dignified surgery recovery


OUR SIGNATURE PRODUCTS
Surgery Recovery Robe
The Post-Surgical Bra
The 3-in-1 Belly Binder

Our Surgery Recovery Robe comes with 4-6 drain pockets lined on the inside of the robe. The Post-Surgical Bra is wire-free, including an extra-wide band for support, has pockets inside the bra to hold ice packs, heat packs, or prosthetic breasts, and fastens in the front with velcro and snaps.

The 3-in-1 Belly Binder is a compression garment often used to protect the abdominal area after surgery. It helps brace and support the midsection, helps to reduce fluid buildup very common after surgery, and provides much-needed abdominal support. The Belly Binder is three separate pieces, allowing compression for the upper, middle, and lower torso. It is breathable, comfortable, and also provides lumbar support.


Breast Reconstruction Surgery Bundle
The Surgery Recovery Robe
The Post-Surgical Drain Belt
The 3-in-1 Belly Binder
The Post-Surgical Recovery Bra

Brobe began with breast cancer but has expanded to help people recovering from other major surgeries. Open Heart and Organ Transplant Surgery, Mommy Makeovers, Tummy Tucks, Vasectomies, Testicular Cancer procedures, plus many more, are targeted benefactors from products in the Brobe line.

Doctor and Medical Endorsements

Brobe products are endorsed by Surgeons, Medical Professionals, Medical Center Providers, etc.


We recommend the Brobe™ robe and bra for our patients at the Center for Restorative Breast Surgery because it is a complete recovery solution that includes internal pockets for drain security and a supportive detachable bra for convenience. It is also made of warm, comfortable, luxurious material that is on par with any robe found in a high-end spa and we think our patients deserve the best.
Frank J. DellaCroce, MD, FACS
Founding partner of the Center for Restorative Breast Surgery and St. Charles Surgical Hospital in Louisiana

**The above testimonials may not be representative of the opinions of other medical experts and is not a guarantee of future performance or success.*

National News Exposure

We also have a special solution for pediatrics: **The Elliott Superhero Robe**, inspired by stories of parents going through impossibly hard times with their young children. The Elliot Superhero Robe empowers parents to help their children feel like the Superheroes they really are and has been featured on CBS Nightly News:


Brobe International – CBS Evening News
StartEngine
SUPERHEROES
01:43
vimeo

Children Deserve to Have Fun During Their Recovery

The Elliot Superhero Robe was designed for children battling cancer, chronic illnesses, or recovering from surgery. Just like our recovery robes for adults, these amazing robes have pockets to hold JP Drains, monitors, cords, or other medical equipment. The Superhero Robe comes with snaps along the sleeve from the wrist to the collarbone to accommodate IVs, blood pressure cuffs, and easy access to ports.


The Elliott Superhero Robe
Snaps on the sleeve make for easy access to IV's and ports
Anti-Microbial robe with 4 inner-changeable pockets to hold monitors/drains
Each robe comes with 2 hats, 2 capes and a super hero eye mask

The Superhero Robe comes with the following:

- (1) Anti-Microbial super soft and durable Blue Robe
- (4) Interchangeable interior pockets
- (2) Superhero Capes in star fabric and "Super Power" word fabric
- (2) Hats in the same fabric as the capes
- (1) Blue Superhero mask in the same fabric as the robe and hats



The Superhero Robe is available and vital for kids with dangerous illnesses, allowing them to look and feel like superheroes while staying strong and healing.

THE MARKET & OUR TRACTION

Brobe Fills an Enormous Gap in the Growing Adaptive Clothing Market



Face Lifts • 235K
Breast Aug • 300K
Lipo • 260K
Pediatrics • 3.9M
C-Section • 1.3M
Orthopedic • 7M
Tummy Tucks • 140K
BBL • 40K
Appendectomy • 300K
Breast Cancer • 237K
Organ Transplant & Open Heart • 1M
Elective / Cosmetic
Medically Necessary
# of Surgeries per year

The adaptive clothing market, which is clothing designed for the disabled, the elderly, and post-surgical, was valued at $278.9 Billion in 2021 and is predicted to reach over $409 Billion by 2027 (Source). Meanwhile, demand for surgery is on the rise, with 40-50 million major surgeries each year in the U.S. alone (Source). Several brands specialize in adaptive clothing, but there's an empty space in post-surgical garments. Brobe is here to fill that gap.

Brobe sells internationally online, as well as in various plastic surgery centers, lingerie boutiques, and hospital systems, as well as through our ever-expanding B2B marketplace. Moreover, Brobe has proven to be pandemic-proof, as **we increased our sales by 10% EBITDA over 2019**, with a demand that continues to grow by the day.

> Millennials are not only savvy about their options, but are also more open about their choice to seek plastic surgery than older generations
>
> American Society of Plastic Surgeons, "Surgery Finds Demand for Cosmetic Surgery, Driven by Women Under 45, Surged After the Pandemic." August 2022.

50K+ customers

7 patents

10 years

12 awards





$4.5B addressable markets

$2.7M in lifetime sales

>70% gross margins

6-7x return on ad spend

According to our research, nothing like Brobe existed before we came along, despite its authenticity and simplicity. Brobe aims to focus on the wellness and mental well-being of patients, rather than illness or surgery of any kind. By focusing on high-quality, comfortable fabrics that won't shrink, fade, and have been designed to meet all the right needs for recovery, we believe Brobe is providing exactly what patients need on their path to recovery.

Brobe has helped over 50,000 women battling breast cancer. In 2022, Brobe expanded to ALL major surgeries, and today, 30% of Brobe's revenue is from non-breast cancer-related purchases. Over the years, Brobe and Allison Schickel, our founder and CEO, have won numerous awards for social impact and product design. Take a look at our achievements so far:

ACCOLADES RECEIVED



Rated 4.9 stars on Google | **Rated 4.5 stars** on Amazon

WHY INVEST

Because Surgery is Hard Enough on Millions of People Each Year, and You Can Help Make It Better


What Makes Brobe Different?
Copy link
Watch on YouTube

**The above testimonials may not be representative of the experiences of other customers and is not a guarantee of future performance or success.*

Brobe is on a mission to provide better surgical recovery to all patients. No matter what the circumstances, patients deserve to feel safe, comfortable, supported, and dignified during recovery. We've expanded the brand beyond breast cancer, and 30% of our website sales come from non-breast cancer-related surgeries. Now is the time to scale. This funding will help us grow our team and expand the company in Global Sales, Marketing, Manufacturing, Distribution, and the strong B2B marketplace consisting of major medical supply companies, hospital systems, and retail outlets. With the help of your investment, Brobe products can help ease the pain and recovery of post-surgical patients throughout the world.

Brobe is for the ever-growing number of patients needing support in recovering gracefully after major surgery. You can't put a price on helping a person you love. Become part of the Brobe team and help real people heal from surgery, by investing in Brobe.

At Brobe, we have you (Re)covered.

ABOUT

HEADQUARTERS	VALUATION
5008 Burleson Rd **Austin, TX 78744**	**$7.61M**

Brobe is a women-owned company offering functional and fashionable adaptive clothing for men, women, and children, recovering from major surgeries, with $2.7 million in global sales to date.

TEAM



Allison Schickel
Founder and CEO

Allison is a wife, mother of three, CEO, mentor, and speaker. Allison was inspired to create the original "Brobe" – a patented bra and robe combination for women undergoing breast surgeries – when a friend diagnosed with breast cancer described the pain, discomfort, and difficulty of healing while managing pain, swelling, and post-op drains for weeks. Realizing the lack of functional and feminine products available for women, she created something that gave women dignity and beauty during (what most would say is) the most challenging time of their life. Brobe has become the leader in adaptive clothing by expanding beyond the breast cancer market to offer a range of products globally for cosmetic surgeries, open heart, organ transplants, and pediatric surgery recovery. Allison has won numerous awards, including ABJ'S Profiles in Power, Dallas Market Center's Next Big Thing, and Women's Chamber Rising Star, and was honored as one of ten businesswomen selected for the 2017 Tory Burch Fellows program. She's an honorary graduate from the School of Hard Knocks and has mentored students at McCombs School of Business, UT's School of Communications, and St Edwards University Entrepreneurship program.



Sandeep Madhur
Advisor

Sandeep has served as an advisor to Brobe International on financial strategy and operations since Jan 2020. Sandeep is currently a Sales Strategy consultant for hyper-growth software companies such as TripActions, Everlaw, Lattice, and Outreach. Previously, Sandeep covered Enterprise Software companies as an equity research analyst at J.P. Morgan and helped buildMuleSoft pre-IPO through its acquisition by Salesforce.com. Sandeep received a B.A. from the University of Rochester and an M.B.A. from the Yale School of Management.



Rachel Sanchez-Madhur
Advisor

Rachel has served as an advisor to Brobe International on marketing and product strategy since Jan 2020. Rachel is currently Vice President of Product at Nomi Health. Prior to Nomi Health, Rachel served as Executive Vice President of Product at One Drop for seven years. Before her career in healthcare startups, Rachel spent four years as an IP attorney representing clients in the life sciences sector. Rachel received a B.S.E. in Chemical Engineering from the University of Michigan and a J.D. from Harvard Law School.



Susan Crenshaw
Director of B2B Sales and Marketing

Susan is an accomplished B2B, B2C, and Direct Response veteran. Working both in front of and behind the camera for more than 3 decades she has developed deep ties in the product marketing industry helping to create and execute a multitude of successful campaigns, and more than $500 million in sales. She is thrilled to be directing Brobe International's first foray into B2B with the goal of making Brobe'sfull line of products available to everyone needing support and care during and after their recovery from surgery.

"Brobe International's B2B division is truly an honor to be developing. The product is impeccable but its mission is even more important to me. More than 50 million surgeries are performed annually in the US alone, a staggering number of patients and families to touch. I am both proud and incredibly grateful to be part of making that possible. Incidentally, I am also a long-time Brobe customer and a huge fan."- Susan



Jeff Meltzer
Senior Advisor over B2B Sales and Marketing

Jeff Meltzer is an award-winning and acknowledged leader in the B2B and DTC Industries. His more than 35 years of experience in the industry have generated over $1.5 billion dollars in product sales to date. Jeff's expertise includes the creation of hundreds of financial proformas, offer models, marketing campaigns, and thousands of retail store placements. He is recognized as one of the original creators of both the long form and short form infomercial formats, and has over 2000 shows, commercials, product videos, and social media campaigns, to his credit. Jeff has consulted on and produced campaigns for Blue Cross Blue Shield, Michelin, Dupont, Capital One, Aerus /Electrolux, Sharp, SeroVital, Worx, Furi, and ArmorAll, as well as numerous other classic campaigns. Jeff has been instrumental in envisioning and building the structure for Bobe's introduction to B2B sales and marketing and will continue to be an invaluable advisor over the next years of company growth.



Gilbert Yang
Manufacture Broker

Gilbert has 30+ years as a manufacturing broker and supply chain specialist and information management.Gilbert has worked with Brobe for 8 years being the go to for all supply chain, distribution and import/export expertise between China and the US.



Jeff Wallace
Investment Advisor

Jeff resides in the Bay Area and works with global startup ecosystems and entrepreneurs. He's an Adjunct Instructor for Entrepreneurship & Innovation at UC Berkeley and co-founder of Silicon Valley in Your Pocket, a global virtual startup accelerator serving 100s of companies across 30+ countries. He is an angel investor with equity positions in 180+ companies and an advisor & investor at Berkeley SkyDeck. He is an Executive Board Member for the Rutgers Business School Road to Silicon Valley Program. He worked at Cognizant & Brillio as GlobalHead for Mobility & UX practices. He is a keynote speaker at global tech & startup events. He holds a BA in Economics / Finance from Rutgers College and an MBA from UC Berkeley.



Holly Deleon
Advisor

Holly is the founder of Education Industry Representatives Group, a K-12 consulting company. Holly has 40+ years of building companies and taking their product from B-C and B-E. Holly has the vision for taking companies, with exceptional products, into the K-12 space using experienced sales reps to facilitate the relationships. Holly has spent her career advocating for the dignity of all children. She feels the work of Brobe is accomplishing the same dignity for women, children, and men undergoing traumatic stress after surgery.



Denise Pierosh
Bookkeeper / Accounting

Denise has 20 years of accounting experience and has been working with Brobe for five years. She handles all the accounting, bookkeeping, invoicing, reports, and monthly books. Denise has extensive experience working with D2C and B2B companies, from small businesses to large corporations.

TERMS

Brobe

Overview

PRICE PER SHARE
$1.15

VALUATION
$7.61M

DEADLINE
Apr 18, 2023

AMOUNT RAISED
$9,279.19

Breakdown

MIN INVESTMENT
$149.50

OFFERING TYPE
Equity

MAX INVESTMENT
$1,234,999.95

ASSET TYPE

SHARES OFFERED
Common Stock

MIN NUMBER OF SHARES OFFERED
8,695

MAX NUMBER OF SHARES OFFERED
1,073,913

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Circular

Offering Memorandum

Risks

Company	:	**Brobe International, Inc.**
Corporate Address	:	**5008 Burleson Rd, Austin, TX 78744**
Offering Minimum	:	**$9,999.25**
Offering Maximum	:	**$1,234,999.95**
Minimum Investment Amount (per investor)	:	**$149.50**

Terms

Offering Type	:	**Equity**
Security Name	:	**Common Stock**
Minimum Number of Shares Offered	:	**8,695**
Maximum Number of Shares Offered	:	**1,073,913**
Price per Share	:	**$1.15**
Pre-Money Valuation	:	**$7,609,163.60**

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives & Bonuses*

Time-Based:

Platinum Early Birds (Friends and Family)

Invest $150 within the first two weeks and receive 20% bonus shares

Gold Super Early Bird Bonus

Invest $300 within the first month and receive 15% bonus shares

Silver Early Bird Bonus

Invest $500 within the first six weeks and receive an 10% bonus shares

Amount-Based:

Stack Owners Bonus- Extra 10% shares added

$250+ | Start Engine Owners Bonus

$500+ | Mention on website, newsletter access + 5% off all products

$1,000+ | Mention on website, newsletter access, + 10% off all products

$2500+ | Mention on website, newsletter access, + 30% off all products

$5,000+ | Mention on website, newsletter access, + 40% off all products + 5% bonus share

$10,000+ | Mention on website, newsletter access, + 50% off all products + 10% bonus share + time with founder (calls, dinner)

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Brobe will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.15 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $115. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

20% **Platinum Early Birds (Friends and Family)**
Invest $150 within the first two weeks and receive 20% bonus shares
08 DAYS 03 HOURS 39 MINS 41 SECS

15%

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into Brobe.

$100.00
STARTENGINE OWNER'S BONUS
This offering is eligible for the StartEngine Owner's 10% Bonus program. For details on this program, please see the Offering Summary section below.
Select

$150.00
PLATINUM EARLY BIRDS (FRIENDS AND FAMILY)
Invest $150 within the first two weeks and receive 20% bonus shares
Select

$300.00
GOLD SUPER EARLY BIRD BONUS
Invest $300 within the first month and receive 15% bonus shares
Select

$500.00
SILVER EARLY BIRD BONUS
Invest $500 within the first six weeks and receive an 10% bonus shares
Select

$500.00
TIER 1
$500+ | Mention on website, newsletter access + 5% off all products
Select

$1,000.00
TIER 2
$1,000+ | Mention on website, newsletter access, + 10% off all products
Select

$2,500.00
TIER 3
$2500+ | Mention on website, newsletter access, + 30% off all products
Select

$5,000.00
TIER 4
$5,000+ | Mention on website, newsletter access, + 40% off all products + 5% bonus share
Select

$10,000.00
TIER 5
$10,000+ | Mention on website, newsletter access, + 50% off all products + 10% bonus share + time with founder (calls, dinner)
Select

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Campaign Video

I started Brobe almost 11 years ago after my friend Wendy was diagnosed with breast cancer. She would explain to me what it was like after her double mastectomy, how she would have 4 - 6 drains with every single surgery and she would have to tape it to her skin or pin the drains to the inside of her shirt. And so I really just wanted to create a product that would give these women some dignity in a really difficult time.

It started with one product, in one market, and then as we grew we started realizing that it's not just for breast cancer that has post-surgical drains, there's organ transplants open heart surgery, pediatric.

Right now is the time that we are expanding. With that, we are starting a crowdfunding campaign on StartEngine. A platform where anyone can invest in any company, so you could be a seasoned investor all the way to your next-door neighbor. If you believe in the product and you believe in the company, then you can be a part of this.

What would be better than to take this to our 50,000 customers, to our supporters, all of you who actually believed in us and helped get us to where we are today.

Why wouldn't I want to give you a piece of that pie? We will be the Spanx of the post-surgical market. So that is what we are doing on StartEngine. I'm so excited to be a part of it and I hope that you will consider being a part of it as well.

Her Breast Cancer Battle Inspired the Brobe

you know my story is not unusual I mean there are a lot of women that do go through this. When you come home the first time and you have no hair and your breasts have been removed and you feel like it's sort of outside of your body. it's hard to recognize when you look in the mirror who are you and you know your children are upset. You know so it makes you feel pretty and you can put on your wig. I remember having a typical cold during the week everyone gets swollen lymph nodes when they get sick and I didn't think anything of it and when I was finally diagnosed it had already spread into the lymph nodes and that's what I was feeling under my arm.

Turned out to be breast cancer it wasn't the typical immediate reconstruction was 11 surgeries over a period of about eight years. When you step outside of the hospital after your reconstruction they were helping me into the car and by the time I got in the car and put on my seatbelt the little mesh bra that they give you on your way home was already pulling apart. The drains were falling and you know my husband's trying to help me in and hold on to the drains and my daughters were seated on the sofa and they came in and they didn't understand the bulbs and things that were hanging out and again it just makes you feel very vulnerable. A simple garment can make a huge difference it's slenderizing it's cinched at the waist sometimes I would put on the wig, but I always had on the Brobe. It's just perfect.

CBS Video

It's not a fair fight when a young child is forced to battle a serious illness but a businesswoman found a way to even the score by turning the kids into superheroes. Here CBS' Omar Viafranca.

Four-year-old Elliot hill of Georgetown Texas has no filter or fear. But her mom Janet was very scared when doctors found a lump on Elliot's abdomen last year. It was kidney cancer. She had a nerufecamy, which is removing a kidney. She posted Facebook updates on her daughter's progress and that caught the eye of Allison Schickel. She's just this ephravisent beautiful soul.

This Austin businesswoman makes robes for women recovering from breast cancer. But when she saw Elliot, she designed a superhero robe for a little girl battling big health problems.

She immediately put it on and started running around. It was one of those moments when I stood there and go you know what this is exactly what I'm supposed to be doing. The superhero hospital robe has a cape, mask and pockets for medical devices. It's like little things, something fun that doesn't feel like a hospital robe.

Elliot's joy inspired 900 more robes for other kids. She is now cancer free, but if you ask her, there will always be something special about that robe. Elliot, what superpowers do you have? Freeze! Still frozen in Los Angeles. And Elliot's mom is a real-life wonder woman.

What makes Brobe Different?

In designing this, every aspect from the length of the sleeves to the length of the robe itself to the fastening of the velcro we tried a lot of different types of length and styles and fastens and everything every aspect of the design has been because people have told us so we really listen to our customers. So Brobe is so different first of all the material is like nothing I felt it's just so soft.

You see it and you feel like there is some beauty left you feel very unattractive sometimes at least I did. I felt like it was a little bit of prettiness. It's very comfortable it's very fashionable just to be able to relax and have peace of quiet and to be comfortable in what I'm wearing to be able to put on clothes and take them off without any issues and it has pockets.

When you're coming out of surgery and you're recovering from treatment you've got your surgical drains you've got scars you've got incisions you don't feel pretty. You don't feel like yourself you don't look like yourself and so to have a garment like this to make you feel pretty and feel attractive and just comfortable and then the functionality of the pockets inside for your drains because I will tell you those are so difficult to navigate. I also felt so amazed that there's somebody who's thinking about this for women and what women might want or need when they're going through something like this.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

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